Exhibit 3.7

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Strathcona Resources Ltd. (“Strathcona” or the “Corporation”)

1900, 421 - 7th Avenue S.W.

Calgary, Alberta T2P 4K9

Item 2	Date of Material Change

May 14, 2025.

Item 3	News Release

The news release with respect to the material change referred to in this material change report was disseminated by the Corporation through a recognized newswire on May 14, 2025, and subsequently filed under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca.

Item 4	Summary of Material Change

On May 14, 2025, the Corporation announced that it had entered into definitive agreements to sell substantially all of its Montney assets for approximately $2.84 billion in total value pursuant to three separate transactions.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change:

On May 14, 2025, the Corporation announced that it had entered into definitive agreements to sell substantially all of its Montney assets (the “Montney Assets”) pursuant to the following three separate transactions (the “Transactions”).

Groundbirch Asset Sale

On May 2, 2025, the Corporation entered into an asset purchase and sale agreement (the “Groundbirch Agreement”) with Tourmaline Oil Corp. (“Tourmaline”) pursuant to which the Corporation has agreed to sell certain assets primarily located in the Groundbirch area in northeast British Columbia (the “Groundbirch Asset Sale”) for aggregate proceeds of $291.5 million, subject to closing adjustments. The purchase price is payable on closing in common shares of Tourmaline (the “Consideration Shares”), calculated based on the volume weighted average trading price of Tourmaline’s common shares on the Toronto Stock Exchange for the 15 day period ending on the date that is two business days immediately prior to the closing date. The Groundbirch Agreement does not contain any restrictions on the Corporation’s ability to dispose of the Consideration Shares.

Completion of the Groundbirch Asset Sale is subject to customary closing conditions as set forth in the Groundbirch Agreement, including the accuracy of representations and warranties, the performance of covenants, no occurrence of a material adverse effect to Tourmaline or the applicable assets, the receipt of approval under the Competition Act (Canada) (the “Competition Act”) and the receipt of conditional approval of the Toronto Stock Exchange to list the Consideration Shares. The Groundbirch Asset Sale has an effective date of June 1, 2025 and closing is expected to occur in the second quarter of 2025.

The Groundbirch Agreement contains certain termination rights for both the Corporation and Tourmaline and can be terminated in particular circumstances, including: (i) upon mutual consent by the Corporation and Tourmaline; (ii) by either the Corporation or Tourmaline if (A) the Groundbirch Asset Sale has not been consummated on or prior to July 2, 2025 (unless the only outstanding condition is receipt of approval under the Competition Act, in which case, on or prior to July 31, 2025), or such later date as agreed to in writing by the parties, or (B) if the Groundbirch Asset Sale is illegal or otherwise prohibited by law, and (iii) by a party if the other party breaches any of its representations, warranties, covenants or agreements in the Groundbirch Agreement in a manner that would cause the corresponding condition to not be capable of being satisfied, subject to certain conditions, including materiality thresholds and cure rights. Each party is responsible for its own costs in the event of termination.

The Groundbirch Agreement contains customary post-closing indemnities, including, among others, that each party will indemnify the other party for any breach of representations and warranties and failure to perform or observe any obligations, agreements or covenants in the Groundbirch Agreement. Provided closing has occurred, Tourmaline will also indemnify the Corporation for liabilities associated with the applicable assets on and after the closing date and for past, present and future environmental liabilities pertaining to the assets, subject to certain conditions.

Kakwa Asset Sale

On May 14, 2025, the Corporation entered into an asset purchase and sale agreement (the “Kakwa Agreement”) with ARC Resources Ltd. (“ARC”) pursuant to which the Corporation has agreed to sell certain assets primarily located in the Kakwa area in northwest Alberta (the “Kakwa Asset Sale”) for $1,695.0 million in total value ($1,650.0 million in cash proceeds and approximately $45.0 million in assumed lease obligations), subject to closing adjustments.

Completion of the Kakwa Asset Sale is subject to customary closing conditions as set forth in the Kakwa Agreement, including the accuracy of representations and warranties, the performance of covenants and the receipt of approval under the Competition Act. The Kakwa Asset Sale has an effective date of April 1, 2025 and closing is expected to occur in the third quarter of 2025.

The Kakwa Agreement contains certain termination rights for both the Corporation and ARC and can be terminated in particular circumstances, including: (i) upon mutual consent by the Corporation and ARC; (ii) by either the Corporation or ARC if (A) the Kakwa Asset Sale has not been consummated on or prior to August 29, 2025 or such other date agreed to by the parties, or (B) if the Kakwa Asset Sale is illegal or otherwise prohibited by law, and (iii) by a party if the other party breaches any of its representations, warranties, covenants or agreements in the Kakwa Agreement in a manner that would cause the corresponding condition to not be capable of being satisfied, subject to certain conditions, including materiality thresholds and cure rights. Each party is responsible for its own costs in the event of termination, and the Corporation will be entitled to retain a $41.25 million deposit if terminated other than by mutual agreement, due to a breach by the Corporation, or due to termination pursuant to item (ii) above where such failure is not due to the fault of ARC.

The Kakwa Agreement contains customary post-closing indemnities, including, among others, that each party will indemnify the other party for any breach of representations and warranties and failure to perform or observe any obligations, agreements or covenants in the Kakwa Agreement. Provided closing has occurred, ARC will also indemnify the Corporation for liabilities associated with the applicable assets on and after the effective date and for past, present and future environmental liabilities pertaining to the assets, subject to certain conditions.

Grande Prairie Asset Sale

On May 14, 2025, the Corporation entered into an asset purchase and sale agreement (the “Grande Prairie Agreement”) with a Canadian oil and gas producer that is arm’s length and unrelated to Strathcona (the “Purchaser”) to sell certain assets primarily located in the Grande Prairie area in northwest Alberta (the “Grande Prairie Asset Sale”) for $850.0 million in total value ($750.0 million in cash proceeds and approximately $100.0 million in assumed lease obligations), subject to closing adjustments.

Completion of the Grande Prairie Asset Sale is subject to customary closing conditions as set forth in the Grande Prairie Agreement, including the accuracy of representations and warranties, the performance of covenants, no occurrence of physical damage that would have a material adverse effect on the assets taken as a whole and the receipt of approval under the Competition Act. The Grande Prairie Asset Sale has an effective date of January 1, 2025 and closing is expected to occur in the third quarter of 2025.

The Grande Prairie Agreement contains certain termination rights for both the Corporation and the Purchaser and can be terminated in particular circumstances, including: (i) upon mutual consent by the Corporation and the Purchaser; (ii) by either the Corporation or the Purchaser if (A) the Grande Prairie Asset Sale has not been consummated on or prior to August 29, 2025 (unless the only outstanding condition is receipt of approval under the Competition Act, and such approval is being actively pursued by the parties, in which case the date that is five business days following receipt thereof), or such later date as agreed by the parties, or (B) if the Grande Prairie Asset Sale is illegal or otherwise prohibited by law, and (iii) by a party if the other party breaches any of its representations, warranties, covenants or agreements in the Grande Prairie Agreement in a manner that would cause the corresponding condition to not be capable of being satisfied, subject to certain conditions, including materiality thresholds and cure rights. Each party is responsible for its own costs in the event of termination, and the Corporation will be entitled to a $75.0 million payment (secured by a letter of credit, held in escrow) if terminated other than by mutual agreement, due to a breach by the Corporation, or due to termination pursuant to item (ii) above where such failure is not due to the fault of the Purchaser.

The Grande Prairie Agreement contains customary post-closing indemnities, including, among others, that each party will indemnify the other party for any breach of representations and warranties and failure to perform or observe any obligations, agreements or covenants in the Grande Prairie Agreement. Provided closing has occurred, the Purchaser will also indemnify the Corporation for liabilities associated with the applicable assets on and after the closing date and for past, present and future environmental liabilities that pertain to the assets, subject to certain conditions.

The Montney Assets

The Montney Assets include proved developed producing reserves of 131 million boe, proved reserves of 365 million boe and proved plus probable reserves of 635 million boe. The average daily production volume of the Montney Assets for the year ended December 31, 2024 was 72,207 boe/d (comprised of 56% conventional natural gas, 43% natural gas liquids and 1% light and medium crude oil).

Taken together, the Montney Assets generated $149 million of operating earnings1 in 2024 (12% of total operating earnings for the year ended December 31, 2024, excluding interest and other corporate items2) and had a proved PV-10 before-tax for the year ended December 31, 2024 of approximately $2.3 billion (15% of total proved PV-10 for the year ended December 31, 2024), while the combined sale price represents approximately 33% of Strathcona’s current enterprise value.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102–Continuous Disclosure Obligations

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer of the Corporation is knowledgeable about the material change and this material change report, and may be contacted as follows:

Connor Waterous, Chief Financial Officer

Telephone: (403) 930-3000

Item 9	Date of Report

May 22, 2025.

1 Refer to “2024 Segment Information” section of this material change report.

2 A non-GAAP financial measure which does not have a standardized meaning IFRS® Accounting Standards; see “Non-GAAP Financial Measures” section of this material change report.

2024 Segment Information

The following table presents financial performance by reportable segment for the year ended December 31, 2024. Certain information related to general and administrative and finance costs has been represented to allocate by segment to conform with presentation as at March 31, 2025. Operating earnings is the metric used by the Company’s Chief Operating Decision Makers to evaluate segment profit or loss.

For the Year Ended	Cold Lake Segment	Lloydminster Segment	Montney Segment	Corporate	Consolidated
($ millions, unless otherwise indicated)	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Segment revenues
Oil and natural gas sales	2,576.0	1,797.1	963.0	0.3	5,336.4
Sales of purchased product	18.3	26.0	—	30.7	75.0
Blending costs	(929.9)	(151.6)	—	—	(1,081.5)
Purchased product	(18.2)	(25.8)	—	(31.0)	(75.0)
Oil and natural gas sales, net of blending	1,646.2	1,645.7	963.0	—	4,254.9

Segment expenses
Royalties	385.3	181.7	95.7	—	662.7
Production and operating – Energy	127.9	112.8	7.4	—	248.1
Production and operating – Non-energy	196.0	203.7	163.9	—	563.6
Transportation and processing	87.7	276.2	213.1	—	577.0
Field Operating Income	849.3	871.3	482.9	—	2,203.5
Depletion, depreciation and amortization	167.1	411.1	278.5	16.8	873.5
General and administrative	27.8	48.3	25.0	—	101.1
Finance costs	3.4	4.3	30.5	50.1	88.3
Other income	—	—	—	(0.1)	(0.1)
Interest expense	—	—	—	170.2	170.2
Operating Earnings	651.0	407.6	148.9	(237.0)	970.5

Non-GAAP Financial Measures

This material change report makes reference to certain financial measures and ratios, including Operating Earnings less Interest and Other Corporate Items, which are not recognized measures under generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by IFRS® Accounting Standards. Accordingly, the Corporation’s use of these terms may not be comparable to similarly defined measures presented by other companies.

“Operating Earnings less Interest and Other Corporate Items” is derived from Operating Earnings directly attributable to the Company’s operating segments on a consolidated basis, excluding Corporate. The following table reconciles “Operating Earnings less Interest and Other Corporate Items” to the nearest GAAP measure.

For the Year Ended	Cold Lake Segment	Lloydminster Segment	Montney Segment	Corporate	Consolidated
($ millions, unless otherwise indicated)	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Operating Earnings	651.0	407.6	148.9	(237.0)	970.5
Less: Corporate depletion, depreciation and amortization	—	—	—	(16.8)	(16.8)
Less: Corporate finance costs	—	—	—	(50.1)	(50.1)
Less: Corporate Other income	—	—	—	0.1	0.1
Less: Corporate Interest	—	—	—	(170.2)	(170.2)
Operating Earnings less Interest and Other Corporate Items	651.0	407.6	148.9	—	1,207.5

Presentation of Reserves and Other Oil and Gas Information

In respect of 2024 year-end reserves information contained in this material change report, Strathcona’s reserves have been evaluated in accordance with Canadian reserve evaluation standards under National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). McDaniel & Associates Consultants Ltd., an independent petroleum consulting firm based in Calgary, Alberta, has evaluated the petroleum and natural gas reserves associated with Strathcona’s interests in Alberta, British Columbia and Saskatchewan. Such estimates constitute forward-looking information, which are based on values that Strathcona’s management believes to be reasonable and are subject to the same limitations discussed under “Forward-Looking Information” below. A complete filing of Strathcona’s oil and gas reserves and other oil and gas information presented in accordance with NI 51-101 are included in Strathcona’s Annual Information Form for the year ended December 31, 2024 (the “AIF”), which can be found on SEDAR+ at www.sedarplus.ca under Strathcona’s profile.

This material change report contains various references to the abbreviation “boe” which means barrels of oil equivalent. All boe conversions in this material change report are derived by converting gas to oil at the ratio of six thousand cubic feet (“mcf”) of natural gas to one barrel (“bbl”) of crude oil. Boe may be misleading, particularly if used in isolation. A boe conversion rate of 1 bbl : 6 mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio of oil compared to natural gas based on currently prevailing prices is significantly different than the energy equivalency ratio of 1 bbl : 6 mcf, utilizing a conversion ratio of 1 bbl : 6 mcf may be misleading as an indication of value.

Forward-Looking Information

Certain statements contained in this material change report constitute forward-looking information within the meaning of applicable securities laws. The forward-looking information in this material change report is based on Strathcona’s current internal expectations, estimates, projections, assumptions and beliefs. Such forward-looking information is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. Strathcona believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable as of the time of such information, but no assurance can be given that these factors, expectations and assumptions will prove to be correct, and such forward-looking information included in this material change report should not be unduly relied upon.

The use of any of the words “expect”, “target”, “anticipate”, “intend”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “believe”, “depends”, “could” and similar expressions are intended to identify forward-looking information. In particular, but without limiting the generality of the foregoing, this material change report contains forward-looking information pertaining to the following: the expected sale of substantially all of Strathcona’s Montney assets, including the expected timing of the Kakwa Asset Sale, the Grande Prairie Asset Sale and the Groundbirch Asset Sale; the expected cost savings resulting from the Kakwa Asset Sale and the Grande Prairie Asset Sale; and Strathcona’s plans for its shareholdings in Tourmaline.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the success of Strathcona’s operations and growth and expansion projects; expectations regarding production growth, future well production rates and reserve volumes; expectations regarding Strathcona’s capital program; the completion of the Kakwa Asset Sale, the Grande Prairie Asset Sale and the Groundbirch Asset Sale; the availability of Strathcona’s tax pools; Strathcona’s ability to generate sufficient cash flow to fund debt repayment; expectations regarding the impact of tariffs on Strathcona’s operations and its ability to effectively mitigate the impact thereof; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; the availability of third party services; prevailing and future royalty regimes and tax laws; future well production rates and reserve volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Strathcona’s assets; decommissioning obligations; Strathcona’s ability to comply with its financial covenants; and the governmental, regulatory and legal environment, including expectations regarding the current and future carbon tax regime and regulations. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, it cannot assure readers that these expectations will prove to be correct.

The forward-looking information included in this material change report is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: changes in commodity prices; changes in the demand for or supply of Strathcona’s products; the continued impact, or further deterioration, in global economic and market conditions, including from inflation and/or certain geopolitical conflicts, such as the ongoing Russia/Ukraine conflict, the conflict in the Middle East, and other heightened geopolitical risks, including the imposition of tariffs or other trade barriers, and the ability of Strathcona to carry on operations as contemplated in light of the foregoing; determinations by the Organization of the Petroleum Exporting Countries and other countries as to production levels; unanticipated operating results or production declines; changes in tax or environmental laws, climate change, royalty rates or other regulatory matters; changes in Strathcona’s development plans or by third party operators of Strathcona’s properties; failure to achieve anticipated results of its operations; competition from other producers; inability to retain drilling rigs and other services; failure to complete or realize the anticipated benefits of Strathcona’s acquisitions, dispositions or corporate reorganizations, including the Kakwa Asset Sale, the Grande Prairie Asset Sale and the Groundbirch Asset Sale; incorrect assessment of the value of acquisitions; delays resulting from or inability to obtain required regulatory approvals; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Strathcona’s oil and gas reserve and contingent resource volumes; limited, unfavorable or a lack of access to capital markets or other sources of capital; increased costs; a lack of adequate insurance coverage; the impact of competitors; and the other factors discussed under the “Risk Factors” section in the Corporation’s management discussion and analysis for the year ended December 31, 2024 and the AIF and from time to time in Strathcona’s public disclosure documents, which are available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this material change report speaks only as of the date of this material change report and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.